Exhibit 3.1

Execution Version

AMENDMENT NO. 5 TO SIXTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

ENTERPRISE PRODUCTS PARTNERS L.P.

This Amendment No. 5, dated effective as of 12:01 a.m. Central Time on March 5, 2020 (this “Amendment”), to the Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., a Delaware limited partnership (the “Partnership”), is hereby adopted by Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC), a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement (as defined below).

RECITALS

WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain Sixth Amended and Restated Agreement of Limited Partnership of the Partnership dated as of November 22, 2010, as amended by Amendment No. 1 thereto dated as of August 11, 2011, Amendment No. 2 thereto dated as of August 21, 2014, Amendment No. 3 thereto dated as of November 28, 2017 and Amendment No. 4 thereto dated as of February 26, 2019 (the “Partnership Agreement”); and

WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect (i) a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners in any material respect or (ii) is necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act); and

WHEREAS, the Board, for and on behalf of the General Partner, deems it in the best interests of the Partnership to adopt this Amendment and has determined that this Amendment reflects (i) a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners in any material respect and/or (ii) is necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act).

NOW, THEREFORE, pursuant to Section 13.1(d) of the Partnership Agreement, the Partnership Agreement is hereby amended as follows:

Section 1.    AMENDMENTS.

(a)    Attachment I to the Partnership Agreement is hereby amended to add, or to amend and restate, as applicable, the following definitions to read in their entirety as follows:

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date,

(a)    the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter (excluding cash and cash equivalents of OTA), and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from (A) borrowings under the Working Capital Facility made subsequent to the end of such Quarter or (B) Interim Capital Transactions after the end of such Quarter designated by the General Partner as Operating Surplus in accordance with clause (a)(iii)(A) of the definition of Operating Surplus, less

(b)    the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including services for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, or (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter, but on or before the date of determination of Available Cash with respect to such Quarter, shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero. “Available Cash” shall not include any OTA Available Cash.

“OTA” means Oiltanking Holding Americas, Inc., a Delaware corporation, and its successors, if applicable.

“OTA Available Cash” means all cash and cash equivalents on hand derived from or attributable to the Partnership Group’s ownership of, or sale or other disposition of, the shares of common stock of OTA.

“OTA Items” means the income, gains, losses, deductions and credits that are attributable to the Partnership Group’s ownership of, or sale or other disposition of, the shares of common stock of OTA.

(b)    Section 6.1(c) of the Partnership Agreement is hereby amended to add the following provision to read in its entirety as follows:

(xiv)    OTA Special Allocations. All OTA Items shall be allocated to the Unitholders (other than OTA) in accordance with their Percentage Interests. Items of income and gain allocated under the foregoing provisions of Sections 6.1(c)(i), 6.1(c)(ii), 6.1(c)(iii) or 6.1(c)(ix) that are OTA Items shall, to the maximum extent possible, be allocated to the Unitholders (other than OTA) in accordance with their Percentage Interests.

(c)    Section 6.3 of the Partnership Agreement is hereby amended to add the following provision to read in its entirety as follows:

(e)    All OTA Available Cash shall be distributed by the Partnership to the Partners (other than OTA) in accordance with their Percentage Interests.

Section 2.    RATIFICATION OF PARTNERSHIP AGREEMENT. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3.    GOVERNING LAW. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 4.    COUNTERPARTS. This Amendment may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

Section 5.    INVALIDITY OF PROVISIONS. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

(Signature Page Follows)

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER:

ENTERPRISE PRODUCTS HOLDINGS LLC (formerly named EPE Holdings, LLC)

By:	/s/ Christian M. Nelly
Name:	Christian M. Nelly
Title:	Executive Vice President – Finance and Treasurer

3